HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	2006	2005	2004	2003	2002
(dollars in thousands)

Fixed charges
Total interest charges	$52,563	$49,408	$49,588	$44,341	$44,232
Interest component of rentals	1,863	1,311	909	820	663
Pretax preferred stock dividend requirements of subsidiaries	1,467	1,461	1,459	1,430	1,434
Preferred securities distributions of trust subsidiaries	—	—	—	7,675	7,675
Total fixed charges	$55,893	$52,180	$51,956	$54,266	$54,004

Earnings
Income before preferred stock dividends of HECO	$76,027	$73,882	$82,257	$79,991	$91,285
Fixed charges, as shown	55,893	52,180	51,956	54,266	54,004
Income taxes (see note below)	46,440	44,623	49,479	49,824	56,658
Allowance for borrowed funds used during construction	(2,879)	(2,020)	(2,542)	(1,914)	(1,855)
Earnings available for fixed charges	$175,481	$168,665	$181,150	$182,167	$200,092

Ratio of earnings to fixed charges	3.14	3.23	3.49	3.36	3.71

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$47,381	$45,029	$50,059	$50,175	$56,729
Income tax benefit relating to results from nonregulated activities	(941)	(406)	(580)	(351)	(71)
	$46,440	$44,623	$49,479	$49,824	$56,658